02049056

# DENTONIA RESOURCES LTD.

Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.com Email: dentonia@telus.net

July 25, 2002

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549





Dear Sirs/Mesdames:

Re: Financial Statements for the Nine Months ended May 31, 2002

Enclosed is a copy of the above material for your records.

Please call our office if you have any questions.



Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT
# BC FORM 51-901F (previously Form 61)

***Freedom of Information and Protection of Privacy Act***: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| Dentonia Resources Ltd. | May 31, 2002 | 02/07/22 |

ISSUER'S ADDRESS

100-853 Richards Street

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Vancouver | BC | V6B 3B4 | 1-604-682-1144 | 1-604-682-1141 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Mr. Adolf Petancic | President | 1-604-682-1141 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| dentonia@telus.net | http://www.dentonia.com |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Adolf A. Petancic"* | Adolf A. Petancic | 02/07/22 |
| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
| *"H. Martyn Fowlds"* | H. Martyn Fowlds | 02/07/22 |

**DENTONIA RESOURCES LTD.**

**FINANCIAL STATEMENTS**

**FOR THE PERIODS ENDED**

**MAY 31, 2002 AND 2001**

(Unaudited - see Notice to Reader)

MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

**NOTICE TO READER**

We have compiled the balance sheet of Dentonia Resources Ltd. as at May 31, 2002 and the statements of operations and deficit, and cash flows for the periods then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

*"Manning Elliott"*

CHARTERED ACCOUNTANTS

Vancouver, B.C.

July 19, 2002

**DENTONIA RESOURCES LTD.**

**BALANCE SHEETS**

(Unaudited - see Notice to Reader)

| | As at May 31, 2002 $ | As at August 31, 2001 $ |
|---|---|---|
| ASSETS | | |
| CURRENT ASSETS | | |
| Cash | 3,523 | 14,985 |
| Accounts receivable | 132 | 380 |
| | 3,655 | 15,365 |
| CAPITAL ASSETS (Note 5) | 4,906 | 5,928 |
| MINERAL PROPERTY (Note 4) | 12,004 | - |
| | 20,565 | 21,293 |
| LIABILITIES | | |
| CURRENT LIABILITIES | | |
| Accounts payable and accrued liabilities | 2,712 | 9,899 |
| SHAREHOLDERS' EQUITY | | |
| CAPITAL STOCK (Note 6) | 7,163,820 | 7,056,320 |
| SUBSCRIPTION RECEIVED | - | 30,000 |
| DEFICIT | (7,145,967) | (7,074,926) |
| | 17,853 | 11,394 |
| | 20,565 | 21,293 |

APPROVED BY THE BOARD

*"Adolf A. Petancic"* Director

*"H. Martyn Fowlds"* Director

**DENTONIA RESOURCES LTD.**

**STATEMENTS OF OPERATIONS AND DEFICIT**

**FOR THE PERIODS ENDED MAY 31, 2002 AND 2001**

(Unaudited - see Notice to Reader)

| | Three Months Ended May 31, | | Nine Months Ended May 31, | |
|---|---|---|---|---|
| | 2002 $ | 2001 $ | 2002 $ | 2001 $ |
| GENERAL EXPENSES | | | | |
| Accounting and legal | 274 | - | 2,580 | 990 |
| Amortization | 341 | 450 | 1,023 | 1,349 |
| Bank charges and interest | 35 | 29 | 87 | 105 |
| Exchange loss (gain) | 38 | - | 38 | 32 |
| Management fees | 4,000 | - | 4,000 | - |
| Office and miscellaneous | 1,024 | 903 | 4,818 | 4,714 |
| Rent | - | 2,274 | - | 7,898 |
| Shareholder relations | 3,291 | 935 | 10,661 | 11,997 |
| Telephone and communications | 529 | 796 | 1,635 | 1,835 |
| Transfer agent and filing fees | 2,842 | 1,952 | 8,844 | 6,460 |
| Wages and benefits | 8,438 | 19,708 | 39,073 | 61,123 |
| | 20,812 | 27,047 | 72,759 | 96,503 |
| OTHER INCOME (EXPENSES) | | | | |
| Expense recoveries | 1,144 | 2,868 | 1,718 | 3,772 |
| Equity investment losses | - | (1,000) | - | (18,155) |
| Interest | - | 770 | - | 2,242 |
| | 1,144 | 2,638 | 1,718 | (12,141) |
| NET LOSS FOR THE PERIOD | (19,668) | (24,409) | (71,041) | (108,644) |
| DEFICIT - BEGINNING OF PERIOD | (7,126,299) | (7,015,796) | (7,074,926) | (6,931,561) |
| DEFICIT - END OF PERIOD | (7,145,967) | (7,040,205) | (7,145,967) | (7,040,205) |
| LOSS PER SHARE | (0.01) | (0.01) | (0.01) | (0.01) |

**DENTONIA RESOURCES LTD.**

**STATEMENTS OF CASH FLOWS**

**FOR THE PERIODS ENDED MAY 31, 2002 AND 2001**

(Unaudited - see Notice to Reader)

| | Three Months Ended May 31, | | Nine Months Ended May 31, | |
|---|---|---|---|---|
| | 2002<br>$ | 2001<br>$ | 2002<br>$ | 2001<br>$ |
| CASH FROM (USED IN): | | | | |
| OPERATING ACTIVITIES | | | | |
| Net loss for the period | (19,668) | (24,409) | (71,041) | (108,644) |
| Items not involving cash | | | | |
| Amortization | 341 | 450 | 1,023 | 1,349 |
| Equity investment losses | - | 1,000 | - | 18,155 |
| | (19,327) | (22,959) | (70,018) | (89,140) |
| Change in non-cash working capital items | 5,431 | 83 | (18,944) | (1,045) |
| | (13,896) | (22,876) | (88,962) | (90,185) |
| FINANCING ACTIVITY | | | | |
| Capital stock issued | - | 12,750 | 77,500 | 12,750 |
| INVESTING ACTIVITY | | | | |
| Increase in investments and advances | - | (1,000) | - | (18,155) |
| DECREASE IN CASH | (13,896) | (11,126) | (11,462) | (95,590) |
| CASH - BEGINNING OF PERIOD | 17,419 | 25,085 | 14,985 | 109,549 |
| CASH - END OF PERIOD | 3,523 | 13,959 | 3,523 | 13,959 |

1. NATURE OF OPERATIONS

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain mineral reserves which are economically recoverable.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared on the assumption that the Company is a going concern. The ability of the Company to continue as a going concern is dependent on its ability to obtain necessary financing to discharge its liabilities as they become due, and upon attaining future profitable operations.

Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgement and actual results may differ from such estimates.

These financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below:

a) Investments

The investment in DHK Resources Ltd. is recorded using the equity method of accounting.

b) Capital assets

Capital assets are stated at cost less accumulated amortization, which is recorded over the useful lives of the assets on the declining balance basis at the following annual rates:

| | |
|---|---|
| Computer | 30% |
| Furniture and fixtures | 20% |

c) Mineral properties

Costs relating to the acquisition and exploration of mineral properties are deferred until the properties are placed into commercial production, sold, or abandoned. These costs are to be amortized over the estimated useful life of the property following commencement of production, or written off as properties are sold or abandoned.

d) Foreign currency translation

Transactions and balances in currencies other than the Canadian dollar are translated using the temporal method. Accordingly revenue, expenses and non-monetary balances are translated at the rate of exchange prevailing at the transaction dates, and monetary balances are translated at the rate prevailing at the balance sheet date with resulting exchange gains and losses being included in the determination of income.

e) Loss per share

The loss per share is calculated on the weighted average of shares outstanding during the period.

f) Fair market value of financial instruments

The carrying value of cash, accounts receivable and accounts payable approximate fair market value because of the short maturity of those instruments.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

g) Interim Financial Statements

These interim unaudited financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management reflect all normal recurring adjustments necessary to present fairly the Company's financial position, results of operations and cash flows for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period.

3. INVESTMENTS AND ADVANCES

The Company owns a one-third interest in DHK Resources Ltd. ("DHK"), a Northwest Territories corporation which has various interests in potentially diamond bearing mineral claims in the Lac de Gras area of the Northwest Territories.

The investment has been written down to nil as a result of recognizing the proportionate share of the losses of DHK.

4. MINERAL PROPERTY

The costs capitalized relate to the Company's 75% interest in 11 claims in the Lac de Gras area, North West Territories.

5. CAPITAL ASSETS

| | Cost $ | Accumulated Amortization $ | 2002 Net Book Value $ | 2001 Net Book Value $ |
|---|---|---|---|---|
| Computer | 16,920 | 15,548 | 1,372 | 1,771 |
| Furniture and fixtures | 23,245 | 19,711 | 3,534 | 4,157 |
| | 40,165 | 35,259 | 4,906 | 5,928 |

6. CAPITAL STOCK

Authorized:

| | |
|---|---|
| 100,000,000 | Common shares without par value |
| 10,000,000 | Class A preferred shares without par value |

| Issued: | # | $ |
|---|---|---|
| August 31, 2000 | 13,074,708 | 7,043,570 |
| Warrants exercised | 75,000 | 12,750 |
| August 31, 2001 | 13,149,708 | 7,056,320 |
| Warrants exercised | 150,000 | 15,000 |
| Shares issued for subscriptions received | 300,000 | 30,000 |
| Private placement | 1,250,000 | 62,500 |
| May 31, 2002 | 14,849,708 | 7,163,820 |

6. CAPITAL STOCK (continued)

Options and warrants:

Options have been granted and are exercisable in whole or in part until December 10, 2002 allowing the holders to purchase a maximum of 1,195,000 common shares at $0.30 per share.

Warrants have been granted and are exercisable in whole or in part until expiry allowing the holders to purchase a maximum of 1,725,000 common shares at prices ranging from $0.10 to $0.25 per share. Expiry dates range from March 27, 2002 to August 8, 2003.

7. RELATED PARTY TRANSACTIONS

Included in the determination of net loss for the period are salaries to a director recorded at their exchange amounts of $16,250 (2000 - $21,000).

8. LOSSES CARRIED FORWARD

The Company has approximately $1,783,000 in non-capital losses which can be applied to reduce future taxable income, expiring as follows:

| | $ |
|---|---|
| 2002 | 393,000 |
| 2003 | 308,000 |
| 2004 | 373,000 |
| 2005 | 242,000 |
| 2006 | 201,000 |
| 2007 | 144,000 |
| 2008 | 122,000 |

Cumulative Canadian Development and Exploration Expenses of approximately $1,751,000 are available to reduce future taxable income.

Net capital losses which can be applied to reduce future taxable gains amount to $304,000.

1

BCSC

**British Columbia Securities Commission**

# QUARTERLY AND YEAR END REPORT
# BC FORM 51-901F (previously Form 61)

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

____ Schedule A

X Schedules B and C

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| Dentonia Resources Ltd. | May 31, 2002 | 02/07/22 |

ISSUER'S ADDRESS

100-853 Richards Street

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Vancouver | BC | V6B 3B4 | 1-604-682-1144 | 1-604-682-1141 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Mr. Adolf Petancic | President | 1-604-682-1141 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| dentonia@telus.net | http://www.dentonia.com |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Adolf A. Petancic"* | Adolf A. Petancic | 02/07/22 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"H. Martyn Fowlds"* | H. Martyn Fowlds | 02/07/22 |

# QUARTERLY AND YEAR END REPORT
**BC FORM 51-901F (previously Form 61)**
## DENTONIA RESOURCES LTD.
*For the Nine Months ended May 31, 2002*

## *SCHEDULE B: SUPPLEMENTAL INFORMATION*

1. See financial statements.
2. Non-arms length expenditures – fiscal year-to-date $16,250

3.(a) Summary of securities issued: 3rd Quarter – Nil

| Date of Issue | Type of Securities | Type of Issue | Number | Price | Total Proceed |
|---|---|---|---|---|---|
| | | | | | |
| | | | | | |
| | | | | | |

3.(b) **Options Granted:** 3rd Quarter – Nil

| Date of Issue | Type of Securities | Type of Issue | Number | Price | Total Proceed |
|---|---|---|---|---|---|
| | | | | | |

4.(a) **Authorized Capital:**
-100,000,000 common shares without par value
-10,000,000 Class A preferred shares without par value

4.(b) **Issued and outstanding shares:** 14,849,708

4.(c) **Options Outstanding:** directors, officers and employees stock options outstanding were as follows:

| Name | No. Of Shares | Exercise Price* | Expiration Date |
|---|---|---|---|
| Adolf A. Petancic | 400,000 | 0.30 | December 10, 2002 |
| Brian E. Weir | 200,000 | 0.30 | December 10, 2002 |
| Gerald Carlson | 100,000 | 0.30 | December 10, 2002 |
| H. Martyn Fowlds | 200,000 | 0.30 | December 10, 2002 |
| Dorothy S.H. Chin | 95,000 | 0.30 | December 10, 2002 |
| TOTAL: | 995,000 | | |

* The Company has made an application to the TSX Venture Exchange to have the option exercise price reduced to $0.10 per share.

**Warrants Outstanding:**

| Number of Shares | Price | Expiry |
|---|---|---|
| 150,000 | $0.10 | on or before August 8, 2003 |
| 525,000 | $0.10 | on or before February 1, 2003 |
| TOTAL: 675,000 | | |

4.(d) No shares are held in escrow

5. The current directors and officers are:
Adolf A. Petancic - Director and President
Martyn Fowlds - Director, Vice President, and Secretary
Gerald G. Carlson – Director
Brian Weir - Director

# QUARTERLY AND YEAR END REPORT
**BC FORM 51-901F (previously Form 61)**

**DENTONIA RESOURCES LTD. (the "Company")**
***For the Nine Months ended May 31,2002***

## *SCHEDULE C: MANAGEMENT DISCUSSION*

### GENERAL MATTERS, DESCRIPTION OF BUSINESS AND ANALYSES

#### Diamond Exploration, Lac De Gras, NWT and Other Matters

In February 2002, the Company, on its own account, acquired 12 claims (the "TT Claims") within the WO block, 3 claims were lost to prior stakers, leaving 9 claims, some of these 9 claims were over-staked by 3rd parties, and the Company's acquisition was challenged under Section 49 of the "Canada Mining Regulations".

The Company has now been advised, per telephone, by the Mining Recorder that the challenges were rejected and consequently the Company has acquired these 9 claims. The interests in these 9 claims are currently held, the Company 75%, Aber Diamond Corporation (Aber) 15%, and SouthernEra Resources Ltd. (SouthernEra)10%.

The Company also has 1/3 equity stake in DHK Diamonds Inc. (DHK), which together with Archon Mineral Limited (Archon), Aber and SouthernEra have the following interest in the remaining claims within the WO block, DHK - 55%, Archon – 20%, Aber – 15%, SouthernEra – 10%, these claims are subject to 1% gross overriding royalty in favor of Kennecott Canada Exploration Inc. (Kennecott)

Additionally these 4 companies, DHK, Archon, Aber, and SouthernEra have entered into a farm-in agreement with BHP Diamonds Inc. (BHP) whereunder BHP flew the Falcon Gravity Gradiometer Survey (Falcon Survey) over part of the WO block, last fall, identifying 19 potential new kimberlites. These targets are in addition to the 8 known kimberlites, within the WO block.

The portion of DHK's cost of the Falcon Survey (total cost $286,974), namely 55% or $157,836 was paid by BHP and Archon and under the terms of this farm-in agreement, BHP can earn a 54.5% interest in these claims <u>if and only if a new kimberlite is discovered and bulk tested with a minimum bulk sample of 200 tonnes.</u>

The contributions to BHP interest will be provided, pro rata, by the remaining interest holders.

A Land Use Permit has been issued by the Mackenzie Valley Land and Water Board to drill test these 19 targets, this summer.

For more details of Falcon target WO-9, see Sketch I. This target is approximately 200m x 125m or 2.5 hectare in size and is located within 2,100m of the diamondiferous DO27 (Tli Kwi Cho) pipe, bulk sampled in 1994.

Drill hole 98DO29-06, to the south of this target, indicated on the Sketch 1, intersected a kimberlite dyke and a sample of 82.7kg returned 12 micro diamonds.

Delays in obtaining a final written agreement has somewhat postponed the beginning of the summer drill program, but it should commence shortly.

## OPERATIONS, SOLVENCY, AND FINANCIAL CONDITIONS

The Company's operation loss for the 9-month period was $68,759. At May 31, 2002 the Company had a working capital of $3,523.

The Company has no internal sources of fund and primarily depends on its ability to raise equity funds to continue its activities.

On July 4, 2002, 100,000 share purchase warrants, at $0.10, were exercised providing the Company with $10,000, however, further financing will be necessary in the near future.

The Company will be carried by Archon for the initial drill tests.

## FINANCING AND SUBSEQUENT EVENT

On July 16, 2002, the Company applied to TSX Venture Exchange to obtain approval to have the exercise price of 995,000 outstanding and existing stock options reduced from $0.30 per share to $0.10 per share.

A decrease in the exercise price was authorized at the Company's Annual Shareholders' Meeting on December 19, 2001.

## INVESTOR RELATIONS

No particular investor relations activities were undertaken by the Company during the period under review except, when necessary, dissemination of press releases and exploration reviews to the media, interested shareholders, investors, and brokers.

## FURTHER INFORMATION

For press releases and other up-dated information, please contact the Company either by phone, fax, e-mail at dentonia@telus.net, or refer to the SEDAR website www.sedar.com or Stockhouse website www.stockhouse.ca.


SKETCH 1
555000E
555200E
555400E
555600E
555800E
7133400N
7133200N
7133000N
7132800N
7132600N
Tli Kwi Cho
Approx. 2100 metres northeast
WO-6 CLAIM
This portion of WO block together with DO 27 and DO 18 (Tli Kwi Cho) is taken to Lease
Claim Boundary (Western Lease Boundary)
Falcon™ Target Outline
Lake
98 DO29N-06
DO29N
Magnetic Anomaly
Legend
Drill hole

# DHK DIAMONDS INC.

# WO-9 (PRIORITY 1)

**(553310E, 7133040N)**

## POSSIBLE NON MAGNETIC LOBE OF DO29N

## WO BLOCK

NORTHWEST TERRITORIES


METRES
0
100
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